McLaughlin & Stern, llp

Steven W. Schuster Partner Direct Phone: (212) 448B6216 Direct Fax: (800) 203-1556 EBMail: sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448B1100 Fax (212) 448B0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677B5700 Fax (845) 677B0097

    February 19, 2010

United States Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	GFR Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, June 30
and September 30, 2009
File No. 0-27959

Dear Mr. Rosenberg:

As per my conversation with Ms. Sasha Parikh, the Company intends to respond to the comment letter dated December 22, 2009 by March 5, 2010. The response has been delayed due to the Chinese New Year and the company’s recent change of independent accountants.

Thanks you for your consideration.

Very truly yours,

/s/ Steven W. Schuster

Steven W. Schuster

SWS/kmh

cc:  Sasha Parikh, Staff Accountant